EXHIBIT 12

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
        EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                        FOR THREE MONTHS ENDED MARCH 31:
                                  (UNAUDITED)

(Dollars in millions)
                                                      1997          1996
                                                   --------      --------

Earnings before income taxes(1)                    $  1,861      $  1,567

Add:
  Fixed charges, excluding capitalized interest         470           468
                                                   --------      --------
Earnings as adjusted                               $  2,331      $  2,035
                                                   ========      ========
Fixed charges:
  Interest expense                                 $    371      $    369
  Capitalized interest                                    9             7
  Portion of rental expense representative of
    interest                                             94            99
                                                   --------      --------
Total fixed charges                                $    474      $    475
                                                   ========      ========
Preferred stock dividends(2)                              8            10
                                                   --------      --------
Combined fixed charges and preferred stock
  dividends                                        $    482      $    485
                                                   ========      ========
Ratio of earnings to fixed charges                     4.92          4.28
Ratio of earnings to combined fixed charges and
  preferred stock dividends                            4.84          4.20

(1) Earnings before income taxes excludes the company's share in the income and losses of less-than-fifty percent-owned affiliates.

(2) Included for the ratio computation for the quarter ended March 31, 1997 and 1996, respectively, are preferred stock dividends of $5 million, or $8 million and $10 million, respectively, representing the pre-tax earnings which would be required to cover such dividend requirements based on the company's effective tax rate for the quarter ended March 31, 1997 and 1996.